United States

Securities and Exchange Commission
Washington, DC 20459


Form 10-SB
General Form for Registration of Securities
Of Small Business Issuers

Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of
1934



Xtreme Webworks



      Nevada				                        88-0394012
(State of Organization)			(IRS Employee Identification No.)


8100 W. Sahara 2nd Floor, Las Vegas, NV 89117

(Address of principal executive offices)

Registrant's telephone number, including area code:  (702) 966-0600

Registrant's Attorney: Shawn F. Hackman, Esq., 3360 W. Sahara Ave., Suite 200, Las Vegas, NV 89102, (702) 732-2253

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
Common




Item 1.    Description of Business



Background



Xtreme Webworks was incorporated in February 1994 under the name of Shogun Advertising with its primary business being the manufacturing and sale of calendars. Its primary customer was The Posse, a Canadian football team. This relationship ended in 1996 and Shogun Advertising reevaluated its position and direction.

In May 1998 the board of directors voted to change the name of the corporation to Xtreme Webworks. Shaun Hadley (President),Paul Hadley Secretary) and Sherri Henderson (Treasurer) decided to change the direction of the company. Its principal place of business was relocated to 5333 South Arville Street, Las Vegas, NV. The directors, in changing the direction, looked into the pursuit of advertising in the Internet, along with the construction of Websites for companies wishing to take advantage of advertising through the Internet.

 Xtreme moved it's location to 8100 W. Sahara 2nd Floor, Las Vegas, NV 89117 on the 15th day of February 2000. Xtreme Webworks has operated as a small business for the last two years selling and designing Websites that combine advertising and promotional packages for the customer. Other than issuing shares to its original shareholders, Xtreme Webworks has raised working capital by issuing shares in the company to private personal friends. The Board of Directors and the shareholders of Xtreme Webworks have elected to commence implementation of Xtreme Webworks' principal business purpose described below under "Item 2 - Plan of Operation."


W. Kirk Bastian, Gay Bastian and S. Luis Arko incorporated Xtreme
Webworks (formerly Shogun Advertising). They no longer hold any position with Xtreme Webworks, but remain shareholders of Xtreme Webworks' stock.

Xtreme Webworks is filing this registration statement on a voluntary basis because the primary attraction of Xtreme Webworks is to obtain further working capital and look for a merger partner or acquisition vehicle to continue to expand and grow as a public company. Any business combination or transaction will most likely result in a significant issuance of shares and substantial dilution to present stockholders of Xtreme Webworks.

In addition, Xtreme Webworks is filing this registration statement to enhance investor protection and to provide information if a trading market commences. On December 11, 1997, the National Association of Securities Dealers, Inc. (NASD) announced that its Board of Governors had approved a series of proposed changes for the Over the Counter ("OTC") Bulletin Board and the OTC market. The principal changes, which were approved by the Securities and Exchange Commission on January 5, 1999 allows only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the OTC Bulletin Board. The rule provides for phase-in period for those securities already quoted on the OTC Bulletin Board.

Risk Factors

Xtreme Webworks' business is subject to numerous risk factors, including the following:


RISK FACTORS


This prospectus and other reports and statements filed by
 Xtreme Webworks from time to time with the commission (collectively, "commission filings") contains or may contain forward-looking statements, such as statements regarding the Xtreme Webworks's growth strategy and anticipated trends in the industries and economies in which the Xtreme Webworks operates. These forward-looking statements are based on the Xtreme Webworks's current expectations and are subject to a number of risks, uncertainties and assumptions relating to
 Xtreme Webworks's operations and results of operations, competitive factors, shifts in market demand, and other risks and uncertainties, including in addition to those described below and elsewhere in this prospectus or any commission filing, uncertainties with respect to changes or developments in social, business, economic, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including Xtreme Webworks's contractors, customers, suppliers, competitors, stockholders, legislative, regulatory and judicial and other governmental authorities. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from results expressed or implied in any forward-looking statements made by Xtreme Webworks in this prospectus or any commission filing. Xtreme Webworks does not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. in addition to the other information contained in this prospectus, prospective investors should carefully consider the following risk factors in evaluating Xtreme Webworks and its business before participating in the exchange offer.

Effects of the Economy on the Xtreme Webworks's Internet Business

Xtreme Webworks's business is impacted by the economic factors which affect the internet industry. When such factors adversely affect the internet industry, they tend to reduce the overall demand for internet sites and products. There can be no assurance that economic and other factors which may affect the internet industry will not have an adverse impact
Xtreme Webworks's business, financial condition or results of operations.

Government Regulation

The internet industry is highly regulated in the United
States by the FCC and in other country by similar agencies.
Further, there can be no assurance that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have a material adverse effect on the Xtreme Webworks's business, financial condition or results of operations.


Reliance On Executive Officers And Key Employees

The continued success of the Xtreme Webworks is dependent to a significant Degree upon the services of its executive officers and upon the Xtreme Webworks's ability to attract and retain qualified personnel experienced in the variousphases of the Xtreme Webworks's business. The ability of the Xtreme Webworks to operatesuccessfully could be jeopardized if one or more of its executive officers were unavailable and capable successors were not found. The Xtreme Webworks does not maintain "key person" life insurance on the lives of its executive officers. See "Management."

Competition

The markets for the Xtreme Webworks's product and services are extremely competitive, and Xtreme Webworks faces competition from a number of sources. Certain of Xtreme Webworks's competitors have substantially greater financial and other resources than Xtreme Webworks. There can be no assurance that competitive pressures will not materially and adversely affect the Xtreme Webworks's business, financial condition or results of operations.


Limited Prior Operations and Experience

The Xtreme Webworks is newly reorganized, has only limited revenues from its new internet operations, and has only limited assets. There can be no assurance that the Xtreme Webworks will generate significant revenues in the future; and there can be no assurance that the Xtreme Webworks will operate at a profitable level. See "Description of Business." If the Xtreme Webworks is unable to obtain customers and generate sufficient revenues so that it can profitably operate, Xtreme Webworks's business will not succeed.

   Also, Xtreme Webworks and its management do not have significant experience in the internet business

Dependence on the Internet Industry

The Xtreme Webworks's business is influenced by the rate of use and expansion in the internet industry. Although this industry has been expanding at a rapid rate in recent years, there is no guarantee that it will continue to do so in the future. Declines in these industries may influence the Xtreme Webworks's revenues adversely.

Influence of Other External Factors

The internet industry is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by Xtreme Webworks will result in commercially profitable business. The marketability of internet gaming will be affected by numerous factors beyond the control of the Xtreme Webworks. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect peoples' discretionary spending. Factors which leave less money in the hands of potential clients of Xtreme Webworks will likely have an adverse effect on Xtreme Webworks. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Xtreme Webworks not receiving an adequate return on invested capital.


Competition

The Xtreme Webworks may experience substantial competition in its efforts to locate and attract clients. Many competitors in the internet industry have greater experience, resources, and managerial capabilities than Xtreme Webworks and may be in a better position than the Xtreme Webworks to obtain access to attractive clientele. There are a number of larger companies which will directly compete with the Xtreme Webworks. Such competition could have a material adverse effect on Xtreme Webworks's profitability.



Reliance on Management.

The Xtreme Webworks's success is dependent upon the hiring of key administrative personnel. None of the officers or directors, or any of the other key personnel, has any employment or non-competition agreement with Xtreme Webworks. Therefore, there can be no assurance that these personnel will remain employed by Xtreme Webworks. Should any of these individuals cease to be affiliated with the Xtreme Webworks for any reason before qualified replacements could be found, there could be material adverse effects on the Xtreme Webworks's business and prospects. In addition, management has no experience is managing companies in the same business as the Xtreme Webworks.

In addition, all decisions with respect to the management of Xtreme Webworks will be made exclusively by the officers and directors of Xtreme Webworks. Investors will only have rights associated with minority ownership interest rights to make decision which effect Xtreme Webworks.
The success of the Xtreme Webworks, to a large extent, will depend on the quality of the directors and officers of the Xtreme Webworks. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of the Xtreme Webworks to the officers and directors.


Lack of Diversification.

The size of Xtreme Webworks makes it unlikely that Xtreme Webworks will be able to commit its funds to diversify the business until it has a proven track record, and Xtreme Webworks may not be able to achieve the same level of diversification as larger entities engaged in this type of business.

No Cumulative Voting

Holders of the Shares are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the Shares present at a meeting of shareholders will be able to elect all of the directors of Xtreme Webworks, and the minority shareholders will not be able to elect a representative to Xtreme Webworks's board of directors.

Absence of Cash Dividends

The Board of Directors does not anticipate paying cash dividends on the Shares for the foreseeable future and intends to retain any future earnings to finance the growth of the Xtreme Webworks's business. Payment of dividends
, if any, will depend, among other factors, on earnings, capital requirements
, and the general operating and financial condition of Xtreme Webworks, and will be subject to legal limitations on the payment of dividends out of paid-in capital.



Additional Financing May Be Required

There is no assurance that additional funds will be available from any source when needed by the Xtreme Webworks for expansion; and, if not available, the Xtreme Webworks may not be able to expand its operation as rapidly as it could if such financing were available. Xtreme Webworks does not anticipate having within the next 12 months any cash flow or liquidity problems



Forward-Looking Statements

This Prospectus contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, Xtreme Webworks's business strategies, continued growth in Xtreme Webworks's markets, projections, and anticipated trends in Xtreme Webworks's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on Xtreme Webworks's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Xtreme Webworks's control. Xtreme Webworks cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to Xtreme Webworks or persons acting on its behalf are expressly qualified in their entirety by this section.

Uncertainty Due to Year 2000 Problem

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect Xtreme Webworks's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year
2000 issue affecting Xtreme Webworks, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Xtreme Webworks currently believes that its systems are Year 2000 compliant in all material respects, its current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. Although management is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, Xtreme Webworks may experience serious unanticipated negative consequences (such as significant downtime for one or more of its web site properties) or material costs caused by undetected errors or defects in the technology used its internal systems. Furthermore, the purchasing patterns of advertisers may be affected by Year 2000 issues as companies expend significant resources correct their current systems for Year 2000 compliance. Xtreme Webworks does not currently have any information about the Year 2000 status of its advertising customers. However, these expenditures may result in reduced funds available for web advertising or sponsorship of web services, which could have a material adverse effect on its business, results of operations, and financial condition. Xtreme Webworks's Year 2000 plans are based on management's best estimates.





Item 2.    Management's Discussion and Analysis or Plan Of Operation

Note Regarding Projections and Forward Looking Statements.

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements, Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, with those forward-looking statements contained in this Statement.

			INDUSTRY

The inception of the Internet in the 1950's and 60's has led to an advancement of technology that has finally reached the average American. Once the Internet moved away from the intellectual and intelligence community, pioneers shaped the landscape for gateways into the Internet with search engines called Yahoo, Excite, Lycos and more. The search engines provided the Internet community with a means to get information. The emergence of this ease of access shaped the Internet community. After the pioneers came the permanent settlers and then the big boys - IBM, AT&T etc.


As the number of users increased, masses of information became commonplace and the move to actually developing a business environment with electronic commerce became the next order of business. Electronic commerce has opened the floodgate for international commerce and access to markets that were never heretofore available. Although the Internet is a veritable fountain of continuous information and business transactions with business estimates of over $3 billion by the year 2001, when the average person inquires into the Internet a typical response may be over one million sites accessed. Unless the user understands Boolean logic or has a great deal of experience with the relationships between words to describe the search the output of the search is so voluminous the user becomes a "victim" of the Internet. The search yields superfluous results and pages and pages of continual searching until they eventually get to the information they desire. This requires determined persistency by a user, that eventually acquires the skills.

MARKETPLACE

The pattern of search engine results of the Internet has led to the development of marketing companies that have focused their efforts on the manipulation of those results and advertising to help advertisers/businesses obtain positions in the top thirty pages of a user's search. The user will then have access to the information they require within the confines of their specific search. These marketing companies have the task of maintaining professional people versed in the various programming languages of the Internet. The marketing companies have the task of insuring their advertisers are within the top thirty pages of a user search.


 In order to provide this service effectively to their clients, a marketing firm must provide monitor reporting, updating, segmentation, classification of the advertiser positioning. These features require a marketing firm to discern the best advertising for their client - Is it Banner Advertising, classified advertising, E-zine or search engine placement.

Each time a marketing firm advertises for a client they must determine the most effective way to get the most exposure for its clients and at the same time create an ad that will insure the client is "clicked" on by the user. Then a methodology for interpreting the click from an information click to a "buying" click must be established. Each area of marketing, from monitoring and reporting all the way to "buying and electronic commerce" has a separate focus and each has been addressed on the Internet by a variety of companies.

The electronic commerce has a link to all financial institutions, banks, credit card companies and brokerage firms. Advertising has its roots in the Needleham's and Olgivies of the world as well as the DoubleClicks of cyberspace. Maintaining the ad and storage of the ad is done not only by the traditional advertisers but by companies such as NetGravity. A platform for all advertising and storage of the advertising is underway from companies like MindShare Media which will provide a standard format for tracking and monitoring the hits of an advertisement. The problem with these companies is that they proceed under the traditional guidelines. The advertisement is placed in a magazine, which now can be accessed on-line, and tracking and storage of the ad is done by the advertising agency or by the cyberspace company. The other source of advertising for the larger companies is to place themselves on the web under their name and due to name recognition traffic from users is forthcoming. However the large companies are also faced with the domain name used. Ex. Barnes and Noble is bn.com. Ergo the larger companies are at the same "advantage/disadvantage" as the small business. People/users have to know the domain name in order to search appropriately.

A disadvantage of the small business is that the small businesses do not and cannot access the traditional venues due to costs of advertising in magazines and the fact that there is no name recognition by users. This places large and small firms on the same level within the Internet. The alternative for small businesses is to get maximum exposure in the first thirty pages of a "search". This is where companies like Xtreme WebWorks, A-1 Submit, and BizWeb2OOO come in handy.

COMPETITION
The Internet has a plethora of competitors in the advertising and marketing industry. These companies range from Needleham and Olgivy as top advertisers to professors at Universities who specialize in marketing and do consulting work for major corporations as part of their research. The direct competition for Xtreme WebWorks is limited to six or seven cyberspace companies with the major competitors being A-1 Submit and Biz2OOO.

These competitors offer the following services:
Banner Advertising
Classified Advertising
E-zine Advertising
Search Engine placement

These companies also offer submissions to the classified ads on the Internet with a variance of 300 to 4000 "high traffic" classified advertising locations. They also offer free marketing books and articles written by "advertising and marketing" specialists. These companies offer a report detailing classified ad and confirmation status on the locations where your ad will be placed.

Although these firms claim to do search engine placement, it cannot be verified that continual placement within the first thirty pages of a search based on a predefined category has been attained. These firms focus most of their attention on the classified sections or in promoting an e-book which is an advertising "marketing" book for the Internet. Therefore, Xtreme WebWorks has not found a direct competitor for its products.

Xtreme WebWorks specializes in search engine placement only due to the intricacies of the placement process. Xtreme WebWorks, due to its professional programming staff, has been able to place their clients in the top thirty pages due to a thorough understanding of the various major search engines. It is this knowledge and expertise that the client is purchasing from Xtreme WebWorks.

Xtreme WebWorks has a business plan and a growth plan that will enable the company to continually grow even when the major search engines change their computer algorithm for determining placement. In order to perform these functions it will require continual attention and software adjustment and professional hires dedicated to programming and marketing.

Therefore, Xtreme WebWorks is well positioned to capture a portion of that segment of the substantial marketing dollars dedicated to search engine placement.


THE COMPANY HISTORY

Xtreme WebWorks, is located in Las Vegas, Nevada. The company vas incorporated February 1994 under the name of Shogun Advertising with its primary business being the manufacturing and sale of calendars with its primary customer being The Posse, a Canadian football team. This relationship ended in 1996 and Shogun Advertising reevaluated its position and direction. In 1998, the company changed its name to Xtreme WebWorks when Paul and Shaun Hadley came on board and offered web site design and development for the company. The client ranges from individual to corporations.


A telemarketing force was hired to provide leads for the company. This effort provided some leads but after researching the results the company decided to direct its advertising dollars towards mail outs, newspaper advertising, e-mail and word of mouth. This direction has led to a concentrated effort for medium to large companies with an employee base of ten or more.


Xtreme WebWorks has as one of its clients World Stock Watch which has a distribution of 30,000 investment professionals nationwide. An arrangement could be made with World Stock Watch to do marketing for many of the firms featured within the publication.

BUSINESS TODAY

Xtreme WebWorks in the last year has hired two full time people to address the need to develop a comprehensive software package that will allow a clients web site to automatically be positioned in predefined categories and placed within very strong position on a "users" search results. Although the software is in its definition stage, the program has been done elsewhere and Xtreme WebWorks will be utilizing this plus adding, upgrading and redefining the software to accommodate their own client requirements.

Xtreme WebWorks has 26 clients that have required web site designs, and have Beta tested two clients for search engine placement. One client, World Stock Watch, has asked for publishing capabilities. With mass mail out capabilities. In order to accommodate these requirements, Xtreme WebWorks has established a relationship with Image Art Works to produce the magazine for World Stock Watch. This arrangement has been beneficial for Xtreme WebWorks because it allows access to new start up companies that World Stock Watch is featuring in their magazine.

Xtreme WebWorks has tried , the telemarketing approach to sales and has decided to utilize mass mailings, e-mail and direct marketing. The results have yielded ten active inquiries in the last 30 days and Xtreme WebWorks has closed two of these leads. Xtreme WebWorks is actively in discussion with major hotels and golf resorts to provide their services.

Xtreme WebWorks has secured their computer network and upgraded the hardware and software to accommodate electronic commerce and a triple growth rate forecasted for the year 2000.

BUSINESS STRATEGY

Xtreme WebWorks business strategy is to triple the business in the year 2000 and to exponentially grow each year. A grass roots effort is being made by hiring a sales force that can bring in 30 new accounts a month after training. The ability to reach this goal requires Xtreme WebWorks to form relations with firms like World Stock Watch (WSW) and to access WSWs companies discussed in the publication. Networking utilizing the new Board's connections, joint venturing with the 20,000 independent ISP providers nationally, reference selling to their current clients business associates, mass mail outs will all help Xtreme WebWorks triple their business in the year 2000.

The internal executives will continue an educational program outside of Working hours to attain a comprehensive understanding of business. The executives will also be looking for others with an extensive background in growing a start up by hiring a professional CFO and a Vice President of Sales to develop an internal sales force.

An analysis for projected growth and the cash flow required to attain this projected growth is included in the financial statements along with any assumptions required.

PRODUCT

The marketing product developed by Xtreme WebWorks allows the client to be listed within the top thirty pages of a search by a user within a predefined list of phrases. The length of the list is defined by the client's requirements or classifications of the company.




After defining the categories from which the client business can be described, decisions are made on how to best bring business to the clients site.

The clients requirements are then coded into an array of HTML and a view of the clients positioning is continually monitored. Parameters are constantly monitored within the search engine and clients requirements to insure that the proper placement is maintained. Reports and continual monitoring are available to the client. Updating and continual segmenting and reclassification of the parameters are available to the client should they wish to alter their marketing efforts.

  The product is priced so as to appeal to the general market but with enough foresight to allow for the growth of the client's needs. Growth for the client can come by increasing the number of search engines, the actual placement within the search engine, the amount of monitoring, the number of words that a user can search on for defining the client's products or by the web site design.

MARKET STRATEGY
 The marketing strategy for Xtreme WebWorks has one focus and that is to provide positioning and ultimately site traffic and customers. In order to achieve this goal the firm proposes to analyze the clients requirements, report periodically to the client as to the placement, statistically analyze, reconcile, maintain a client data base and reconcile the number of times the client is placed in the top ten, top fifty and top 100 places in a search and to offer electronic commerce for their clients.

Ancillary services required to effectively produce this product requires that Xtreme WebWorks establish relationships to accommodate a clients varying requirements. In the past customers have needed web design, computer education, publishing capabilities, marketing comprehension, training, maintenance, web site hosting, and client mailouts.

A typical client with sales ranging between zero and $10 million in sales is web designing and hosting. As this client grows the positioning of the clients business will lend itself to the more comprehensive services of Xtreme
Web Works. A client with $10 to $100 million in sales will require the positioning capabilities as well as monitoring, analysis and software products of Xtreme Web Works. The larger accounts such as a possible major
Las Vegas Hotel, etc. will
require a more detailed and customized approach from Xtreme WebWorks. Services like continual monitoring, altering the placement to accommodate weekend specials, geographical penetration, market as well as search engine placement, extensive analysis, "hits", "hits with purchase" and customizing the actual web site.

Each client has a particular mixture of requirements and can be accommodated either on a flat monthly fee or on an hourly basis. The client then has the choice of accepting pre-established templates for the web site and for the reports or of customizing the sites, reports and analysis of the information.

PERSONNEL
The staffing required to meet the clients needs have been defined by the following ratios. One professional HTML qualified person per thirty web site clients per monthwith a fourteen search engine placement criteria. One sales professional to door knock and one sales professional for clients with sales between 10 and 100 million dollars in revenue and one sales person devoted to the larger accounts.The door knocking sales person is expected to sell within any given month 12 web site designs or 12 market placements per month. The sales professional selling to the $10-$100 million market are expected to close 12 market placements per month with a start up period of six months to obtain referrals, and network appropriately within their territory.

This sales professional will also be responsible for large accounts until volume requires the additional personnel.

Currently, the structure of Xtreme WebWorks is: the CEO, Don Bradley. Don has been in the construction and real estate industry for over twenty years. Throughout his corporate life he has become fluent in business and business law by taking correspondent classes at the University of Utah and Brigham Young University. Mr. Bradley has worked as a consultant to UCAN, an engineering firm and has formed, restructured and performed reverse mergers throughout his career. He has been with Xtreme WebWorks since its inception. The President is Shaun Hadley. Shaun has a banking background when she worked as a corporate service officer for the U.S. Bank of Nevada and a customer service representative for Security Pacific Bank of Nevada. Ms. Hadley's background with training new employees, providing problem resolution for banking clients, and working as the liaison between various divisions and subsidiaries to ensure and enforce cash management services, and operational flow within and outside of the company.

Mr. Paul Hadley heads up the technical side of the house with his four years experience at Xtreme WebWorks, classes taken at Southern Nevada Community College, Computer City, Comp USA and New Horizons Learning Center.
Mr. Hadley worked for Empire Marketing where he was a sales manager in a telemarketing capacity.

There is one full time programmer and two contract programmers, proficient in HTML and in Internet applications. In order to address the day to day operations, telephone prospecting, follow up for information requests the company has three part time college students.



STRATEGIC ALLIANCES

Xtreme WebWorks is relocating to a more central area in Las Vegas and expects to hire another sales person to "door knock" in the local area. Xtreme WebWorks is actively recruiting for new Board Members looking within the educational system such as UNLV and New Horizons Computer Learning Center. Xtreme WebWorks has been asked to join the Social Register of Las Vegas and is a member of the Chamber of Commerce. Other alliances Xtreme WebWorks expects to form are with the Rotary Club, the entrepreneur center at UNLV, the business school and computer department at UNLV.

The relationship with New Horizons Computer Learning Center will provide Xtreme WebWorks a challenge to educate their clients while obtaining new clients for themselves. The relationship with UNLV will provide Xtreme WebWorks with a channel or developing new ideas for marketing, upgrading the reports and techniques offered to Xtreme WebWorks clients, involvement with larger businesses, and in return Xtreme WebWorks can offer job opportunities for undergraduates and graduate students.

Xtreme WebWorks will form an alliance with a big six accounting firm for their auditing and consulting experience and in return will be able to explore this firms network of resources and contacts to expand their marketplace. Xtreme WebWorks is in the process of obtaining a CFO and is using firms like Tatum Partners, in order to provide salary plus equity as incentives to grow the company. Also, a relationship with the local Rotary Club and Chamber of Commerce will enable market penetration into the network of local businesses requiring web services.



FRIENDS

Imagemaker Printing

Caldwell Banker

Accord Real Estate

World Stock Watch

Las Vegas Chamber of Commerce

Social Registry of Las Vegas

STRENGTHS AND WEAKNESSES

The company's strengths can be assessed by considering the following factors:

The company has crossed the two year mark which is usually the time when most start ups fail. The company has 25 customers who pay a monthly fee for Xtreme WebWorks services. The original executives are still in place and working to develop a myriad of programs to continue the company's growth. The company has grown from two employees to four full-time employees, three part time employees, and two independent consultants. The Company has expanded their services to include web site development, search engine placement, mass mail outs, and publishing capabilities. The company has expanded their product placement from $5 million in revenue clients to over $10 million in revenue.



The weaknesses of the company are:

The need to have an experienced Board of Directors, a more structured organization, a comprehensive accounting system, an inexperienced sales force and a network of strategic and business alliances and development of a standard software package.

Most of the weaknesses of the company can be overcome by actively recruiting members for the Board by inquiring into the educational and business community. Strategic alliances and business alliances can be established. A more effective accounting system can be achieved by utilizing services of firms like Tatum Partners, who have CFO's for hire on a temporary/permanent or full time/part time basis. An inexperienced sales force can be altered by hiring a sales executive experienced in developing an internal sales force. The development of the software package can only be done over time. However, on an interim basis a well defined process for development, monitoring of the software development and testing of the software should be established with well defined milestones for completion.

The strength of Xtreme WebWorks exceeds the weaknesses and the Weaknesses can be altered by hiring the appropriate personnel.

BUSINESS IMPLEMENTATION

In order to accomplish the business strategy a detailed implementation with job descriptions and qualifications is listed below.

CEO

The CEO is responsible for forming strategic alliances and presentation of company direction to interested groups who can help raise money and expand the business. Every month the CEO should establish seven new alliances with a formal agreement as to the expectations of the alliance. The CEO is responsible for developing a corporate mission statement utilizing the current and new staff within the business. Responsibilities also include:

Weekly meetings with each employee or representative from each department within the organization.

Daily meetings or reviewing daily reports by employees stating accomplished tasks for the day.

Evaluating each marketing and sales program implemented to determine the success of each program. Examples are dollars spent by revenue generated, number of calls made versus number of sales calls closed, web development costs versus payment by client for the site.

Form relationships with local media for news releases

Establish a business marketing motto for the company

Establish relationships with national organizations to exploit membership lists

Develop and implement projected revenues for the company

Determine personnel required to reach expected goals.

CFO
Standardize the process for reporting of expenses.
Standardize the process for payment of expenses (weekly, monthly, quarterly), Establish banking relationship with banks specializing in start ups.
Explore big six accounting firms for growing the business.
Establish a network within the financial community.
Establish  working relationship with local sources for funding
Formalize the accounting structure and software for accounting to facilitate growth
Develop a pricing standard for basic services

VICE PRESIDENT OF SALES

Establish a relationship with a local computer school or university for resources to hire.

Develop an internal training program for sales
Hire salespeople , Develop and implement a quota and commission structure for the sales force.
Develop a performance plan for each sales person

Track sales leads

Develop a report for sales to describe activities

Develop a standard letter introducing Xtreme WebWorks

Develop a standard sales pitch for one call closes

Develop a standard proposal for use with larger accounts

Develop and implement turning accounts over to technical personnel for development.

Reach the goals for sales

QUALIFICATIONS

CFO

Start up experience required, wall street friendly, experience raising funds, a network of relationships in the venture capital or investment banking industry, big six experience, CPA, MBA degrees.




VICE PRESIDENT OF SALES

Developed a new sales force, ability to formulate and implement a sales plan commensurate with corporate goals, hire, train and motivate a sales force in an internet/high tech environment, software experience, web site marketing experience, Degree in Marketing from a top ten school.

CHIEF TECHNICAL OFFICER

Extensive software development for the Internet, software package development ] and product management experience, JAVA and HTML experience, government associations, extensive corporation business network, Consulting experience in the high tech arena, experience in research and development, intimately aware of strategic development on the Internet. B.S. in computer science or equivalent.



Competition

The Xtreme Webworks may experience substantial competition in its efforts to locate and attract clients. Many competitors in the internet industry have greater experience, resources, and managerial capabilities than Xtreme Webworks and may be in a better position than the Xtreme Webworks to obtain access to attractive clientele. There are a number of larger companies which will directly compete with the Xtreme Webworks. Such competition could have a material adverse effect on Xtreme Webworks's profitability.

Regulation and Taxation

The Investment Company Act of 1940 defines an "investment company" as an issuer, which is or holds it out as being engaged primarily in the business of investing, reinvesting, or trading securities. While Xtreme Webworks does not intend to engage in such activities, Xtreme Webworks may obtain and hold a minority interest in a number of development stage enterprises. Xtreme Webworks could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review Xtreme Webworks' activities from time to time with a view that toward reducing the likelihood Xtreme Webworks could be classified as an "investment company".


Employees

Xtreme Webworks, Inc has 5 full time employees and 1 part time employee.

Item 3.	 Description of Property.

Xtreme Webworks has no properties and at this time has no agreements to acquire any properties.

Xtreme Webworks presently occupies office space supplied by Shaun
Hadley, 8100 W. Sahara 2nd Floor, Las Vegas, Nevada 89117. This space is provided to Xtreme Webworks on a rent-free basis, and it is anticipated that this agreement will remain until such time that the necessity to expand arrises. Management believes that this arrangement will meet Xtreme Webworks' needs for the foreseeable future.

Item 4.	 Security Ownership of Certain Beneficial Owners and
Management.

The following table sets forth each person known to Xtreme Webworks to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the company's directors and executive officers as a group. Except as noted each person has sole voting and investment power with respect to the shares shown.

Shareholders	           Shares Owned	                  Percent Owned

Katherine Livengood     75,000 shares	                     15.3%

Jim Burgauer            25,000 shares                       5.1%

Donald Bradley          17,600 shares                       3.6%





Total Shares							       490,459

Total Shareholders 	        37


Item 5. 	Directors, Executive Officers, Promoters, And Control
Persons.



The members of the Board of Directors of Xtreme Webworks serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of or at the direction of any other person.



Information as to the directors and executive officers of Xtreme
Webworks is as follows:

Name                            Age             Position

Shaun Hadley			                 40  	      	President/Director

Paul Hadley			               	  43	            Secretary

Sherri Henderson		           	  35	            Treasurer

James Burgauer              		  42		           Director

Douglas B. Myers		           	  39	          		Director

Kip Swann	                 			  48              Director

Donald Bradley                  68              Director

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officers or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction on any other person. Paul Hadley and Shaun Hadley are husband and wife.

Shaun Hadley; President

Mrs. Shaun Hadley has an extensive financial and banking background.
She has a long history in the banking industry starting at Security Pacific Bank in 1989. After making significant advances to staff manager during the four years she was there, Shaun transferred to U.S. Bank where she played a vital role in banking operations. As Corporate Service Officer, Shaun gained manager and supervisor skills necessary in a customer service department. She developed and retained deposit transaction relationships with customers by providing timely, accurate, efficient and professional customer service.

James Burgauer; Director

Mr. James Burgauer received a Bachelor's Degree in Business Administration at the University of Illinois and then continued his education at Illinois State University to receive his Master's Degree. Mr. Burgauer has tremendous marketing and investment knowledge that he has contributed to a number of companies.Mr. Burgauer is the author of two well-known books, The Do-It-Yourself Investor and Do-It-Yourself Investment Analysis.

Douglas B. Myers; Director

Mr. Douglas B. Myers attended the University of Illinois at Urbana-Champaign, where he majored in Computer Science and Engineering. Mr. Burgauer assisted with development and implementation of a Point of Sale and a Back Office Accounting system at Ace Hardware. At SuperSoft, Inc., he completely redeveloped computer software products and enhanced their programs. He then transferred his expertise to the Sublogic Corp.
where he became the Director of Engineering. He was personally responsible for developing the Airline Transport Pilot and Flight Light simulation systems, which brought SubLogic to the front of the 3-D simulation industry. Currently, Mr. Myers is using his wide depth of experience in software development as the President and Director of Development for Docu-Management Corporation.

Kip Swan;Director

Mr. Kip Swan has over twenty-two years of experience in the office products industry, maintaining a healthy growth rate and a strong market position of sales. Mr. Swan also served as Account Executive and Distribution Center Manager for United Stationers and worked as Purchasing, Inventory, and Warehouse Manager at Boise Cascade Office Products. Duties included supervising employees, overseeing all functions including accounting, expense budgets,computers, warehouse inventory, and product distribution. Mr. Swan also hasfive years experience as a 50% Equity Managing Partner in real estate sales, land development, and new construction. Emphasing the importance of teamwork, Mr. Swan strives to achieve a high degree of employee morale.

Paul Hadley; Secretary

Mr. Paul Hadley currently acquires, designs, develops, and promotes websites. With the expert help of Mr. Hadley and the internet, over twenty-five businesses have increased their sales and profit over the past two years. Before building his own prosperous website promotion company, Mr. Hadley gained more than ten years experience in sales, marketing, and administration while working as a Sales/Loan Officer at West Coast Capital and a Sales Manager at Empire Marketing. Besides gaining experience on the job, Mr. Hadley has completed a variety of courses, including, Word, Excel, Access, Win95, PC Hardware and Repair, Java, Unix, Adobe Photo Shop,
Web Design, HTML, Corel 6, and Ventura 5.

Sherri Henderson;Treasurer

Ms. Sherri Henderson graduated from Salt Lake Community College with a 4.0 GPA. Working as a medical assistant for OBGYN Associates, Ms. Henderson performed many important duties including taking patients' histories, vital signs, and charting any other pertinent information. Other necessary tasks included scheduling tests, assisting doctors in patient exams, Ultrasounds, surgical procedures, and handled all in-coming phone calls. Later, Ms. Henderson was self-employed as a daycare provider in her home. Presently, she is an independent sales representative for Salt Lake City Candle Company. Duties include scheduling open houses, bookkeeping, and candle deliveries.








				Conflicts of Interest

Insofar as the officers and directors are engaged in other business activities, management anticipates they will be devoting a major amount of time to Xtreme Webworks' affairs. The officers and directors of Xtreme Webworks may in the future become shareholders, officers, or directors of other companies, which may be formed for the purpose of engaging in business activities similar to those conducted by Xtreme Webworks. Xtreme Webworks does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Xtreme Webworks' proposed business operations. But does plan to implement a plan of this nature.


Investment Company Act of 1940

Although Xtreme Webworks will be subject to regulation under the securities Act of 1933 and the Securities Exchange Act of 1934, management believes Xtreme Webworks will not be subject to regulation under the Investment Company Act of 1940 insofar as Xtreme Webworks will not be engaged in the business of investing or trading in securities. In the event Xtreme Webworks engages in business combinations which result in the company holding passive investment interests in a number of entities, Xtreme Webworks could be subject to regulation under the Investment Company Act of 1940. In such event, Xtreme Webworks would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Xtreme Webworks has obtained no formal determination from the Securities and Exchange Commission as to the status of Xtreme Webworks under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject Xtreme Webworks to material adverse consequences.

Item 6.	Executive Compensation

Currently, Shaun Hadley, the President and Director, and Paul Hadley, the Secretary, are the only executives to receive any type of compensation.

				SUMMARY COMPENSATION TABLE

                    Annual Compensation

Name and Principal     	Year		      Salary	     Bonus		    Other Compensation
Position

Shaun Hadley
President/Director      1999       $9,630.00      0                None
                        2000       $38,175.00     0                None

Paul Hadley
Secretary               1999       $37,150        0                None
                        2000       $38,175.00     0                None

No Officer or Director has received any type of long term compensation.

 Item 7. Certain Relationships And Related Transactions

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B

 Item 8.    Legal Proceedings

Xtreme Webworks is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Xtreme Webworks has been threatened.

 Item 9.	Market For Common Equity And Related Stockholder Matters.

There is no trading market for Xtreme Webworks' Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concern in the participation of such market maker in the after-market for Xtreme Webworks' securities and management does not intend to initiate any such discussions until such time as Xtreme Webworks has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.


Market Price

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-
9, which established the definition of a "penny stock," for purposes relevant to Xtreme Webworks as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market makers and a minimum bid-price of $1.00 per share.


Holders


There are thirty-seven (37) holders of the Xtreme Webworks' Common Stock. In 1996, Xtreme Webworks issued 250,000 of its Common Shares for cash. All of the issued and outstanding shares of Xtreme Webworks' Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

As of the date of this registration statement, 555,000 shares of Xtreme Webworks' Common Stocks are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule
144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of Xtreme Webworks.

Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

Item  10.    Recent Sales Of Unregistered Securities.

Xtreme Webworks issued 107,273 shares to 8 shareholders on May 4th, 2000.
All of the shares of Common Stock of the Companies previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sales except under Rule 144, or otherwise, pursuant to the said Act.

As of the date of this report, all of the issued and outstanding shares of Xtreme Webworks' common stocks are eligible for sale under Rule 144 promulgated under the Securities Act of 1933), as amended, subject to certain limitations included in the said Rule.

In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliated when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transaction). Nonaffiliated reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2 (1 1), if six conditions are met:

(1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliated after two years.

(2) When restricted securities are sold, generally there must be a one year-holding period.

(3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resells by non-affiliates.

(4)Except for sales of restricted securities made by nonaffiliated after two years, all sales must be made in brokers' transactions as defined in Section 4 (4 of the Securities Act of 1933 ), as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a) (38) of the 1934 Act.

(5) Except for sales of restricted securities made by non affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with aggregate sales price in excess of $ 10,000.

(6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.


Item 11.   	 Description Of Securities.

                          Common Stock

The Company's Articles of Incorporation authorizes the issuance of 25,000,000 shares, par value $0.001. There are 490,459 Common Shares issued and outstanding as of the date of this filing.

All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one voter per share in all
matters to be voted upon by shareholders.   The shares of Common Stock
have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of Xtreme Webworks, each shareholder is entitled to receive a proportionate share of Xtreme Webworks' assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of Xtreme Webworks' Common Stock issued and outstanding are fully paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

Item 12.  Indemnification Of Directors And Officers.

Except for acts or omissions which involve intentional misconduct fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to Xtreme Webworks, or its stockholders for damages for breach of fiduciary duty as a director or officer. Xtreme Webworks, may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of Xtreme Webworks, and for acts for which the person had no reason to believe his or her conduct was unlawful. Xtreme Webworks may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonable entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling Xtreme Webworks, pursuant to the foregoing, Xtreme Webworks, has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and therefore unenforceable.

Item 13.    Financial Statements

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

Item 14. 	Changes In And Disagreements With Accountants
On Accounting And Financial Disclosures.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

Item 15.	Financial Statements And Exhibits.

Financials attached

EXHIBIT LIST

3.1                     Articles
3.1                     By Laws
23.1                    Power of Attorney


SIGNATURES

   In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10SB12G and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorize, in the City of Las Vegas, State of Nevada.


                                                   XTREME WEBWORKS, INC.

                                                 By: Shaun Hadley
                                                     President

XTREME WEBWORKS
FINANCIAL STATEMENTS
APRIL 30, 2000

XTREME WEBWORKS
CONTENTS

                                                           Page
Independant Auditor's Report                               1
Financial Statements
          Balance Sheet                                    2
          Statement of Operations                          3
          Statement of Changes in Stockholders Equity      4
          Statement of Cash Flows                          5
          Notes to Financial Statements                    6-7


INDEPENDANT AUDITOR'S REPORT

Board of Directors
Xtreme Webworks
Las Vegas, Nevada

I have audited the accompanying balance sheet of Xtreme Webworks as of April 30, 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the four month period ended April
30, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on thses financial statements based on my audits.

I conducted my audit in accordance wiht generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examing, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects,the financial position of Xtreme Webworks as of April 30, 2000, and the rsults of their operations and its cash flows for the four month period ended April 30, 2000, in conformity with generally accepted accounting principles.

Kurt D. Saliger C.P.A.
May 16, 2000


XTREME WEBWORKS
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET

                        APRIL 30,     December 31,     December 31,
                        2000          1999             1998
ASSETS

CURRENT ASSETS
Cash                    $12,698        $2,473              $496
Accounts Receivable     $82,853       $82,855                $0
Notes Receivable        $70,796       $97,972          $104,158
                       --------       -------           --------
TOTAL CURRENT ASSETS   $166,347      $153,300          $104,654

PROPERTY AND
EQUIPTMENT, NET          $2,488        $2,552              $394
OTHER ASSETS            $74,830       $74,830           $74,830
                        -------       -------           -------
TOTAL ASSETS           $243,665      $230,682          $179,878
                       ========      ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable         $7,000        $4,050                $0
Accrued Liabilities          $0            $0                $0
Current Portion,
 Long Term Debt              $0            $0                $0
                         ------        ------           -------
TOTAL CURRENT
LIABILITIES              $7,000            $0                $0


LONG-TERM DEBT               $0            $0                $0
STOCKHOLDERS' EQUITY
Common Stock, $0.001
par value authorized
50,000,000 shares;
issued and outstanding
228,852 shares at
December 31, 1998                                          $229
334,436 shares at
december 31, 1998                        $334
490,459 shares at
April 30, 2000             $490

Additional Paid
in Capital             $430,207      $312,890          $226,523

Deficit
Accumulated During
Development Stage     ($194,032)     ($86,592)         ($46,874)
                       --------       -------           -------
TOTAL STOCKHOLDERS'
EQUITY                 $236,665      $226,632          $179,878
                       --------      --------          --------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY   $243,665      $230,682          $179,878
                       ========      ========          ========

See accompanying notes to financial statements.



XTREME WEBWORKS
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
                             For the                  August
                             four months              14, 1994
                             ended                    (inception)
                             April                    to April 30,
                             30, 2000                 2000

REVENUES                     $67,640                  $100,015
INTEREST INCOME               $2,824                   $23,196
                             -------                  --------
                             $70,464                  $123,211


OPERATING EXPENSES
Selling, general and
         administrative      $177,838                 $316,011
Depreciation                      $66                   $1,232
                             --------                 --------
TOTAL OPERATING EXPENSES     $177,904                 $317,243
                             --------                 --------
(LOSS) FROM OPERATIONS      ($107,440)               ($194,032)
OTHER INCOME (EXPENSES)
Gain on sale of assets             $0                       $0
Interest Expense                   $0                       $0
                             --------                 --------
(LOSS) BEFORE INCOME TAXES  ($107,440)               ($134,032)
Income Taxes                       $0                       $0
                             --------                 ---------
NET PROFIT (LOSS)           ($107,440)               ($134,032)
                             ========                 =========

NET PROFIT (LOSS)
PER SHARE                    ($0.2191)                ($0.3956)
                              =======                  ========

AVERAGE NUMBER OF
SHARES OF COMMON
STOCK OUTSTANDING             490,459                  490,459
                              =======                  =======

See accompanying notes to financial statements.



XTREME WEBWORKS
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
APRIL 30, 2000
                             COMMON STOCK
                             ------------                         (DEFICIT)
                                                                  ACCUMULATED
                     NUMBER                         ADDITIONAL      DURING
                       OF                            PAID IN      DEVELOPMENT
                     SHARES          AMOUNT          CAPITAL        STAGE
                     ------          ------         ----------    -----------

Balance,
Dec. 31, 1997        157,852           $158           $157,694     ($28,415)

Various 1998 dates
Issued for cash       70,400            $71            $68,831

Net (Loss), 12-31-98                                               ($18,459)
                     -------           ----           --------     ---------
Balance,
Dec. 31, 1998        228,852           $229           $226,523     ($46,874)

Various 199 dates
Issued for cash      105,584           $105            $86,367

Net (Loss), 12-31-99                                               ($39,718)
                     -------           ----           --------     ---------

Balance,
Dec. 31, 1999        334,436           $334           $312,890     ($86,592)

Various 2000 dates
Issued for cash      126,550           $127           $87,873

March 30, 2000
Issued for services   29,473            $29           $29,444

Net (Loss), 04-30-00                                               ($107,440)
                     -------           ----           -------      ----------

Balance
January 31, 2000     490,459           $490           $430,207     ($194,032)
                     =======           ====           ========     ==========


See accompanying notes to financial statements.


XTREME WEBWORKS
(A DEVELOPMENTAL STAGE COMPANY)
STATEMENT OF CASH FLOWS
                                                        AUGUST 14,
                                JAN 1                     1994
                                  TO                    (INCEPTION)
                                APRIL                   TO APRIL
                                30, 2000                30, 2000

CASH FLOWS FROM
OPERATING ACTIVITES

Net Income (Loss)               ($107,440)              ($194,032)
Depreciation                          $66                  $1,232
Accounts/Notes Receivable          $4,776               ($236,299)
Accounts Payable                  ($4,650)                 $7,000
                                ---------              ----------

CASH FLOWS FROM
OPERATING ACTIVITIES

Issue common stock               $117,473                $434,797
Treasury stock                         $0                      $0
                                 --------                --------

Net increase
(decrease) in cash                $10,225                 $12,698

Cash, Beginning
of Period                          $2,473                      $0
                                  -------                 -------

Cash, end
of Period                         $12,698                 $12,698


See accompanying notes to financial statements.

XTREME WEBORKS
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1- HISTORY AND ORGANIZATION OF THE COMPANY

The company was organized August 14,1994 under the laws of the State of Nevada, under the name of Shogun Group, Ltd. The company consults and sells advertisin May 10, 1998, the name of the Company was changed to Xtreme Webworks. The Company currently has no profitable operations and, in accordance with SFAS #7 is considered a development stage company.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method
The Company records income and expanses on the accural method of accounting.

Estimates
The preparation of financial statements in conformity with generally accpepted accounting principles requires management to makeestimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For the statements of cash flows, alhighly liqud investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivelants as of April 30, 2000.

Income Taxes
Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting forIncome Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results fromthe net change during the year of deferred tax assets and liabilities.



XTREME WEBWORKS
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Loss Per Share
Net loss per share is provided in accordance with Statement of Financial Accounting Standars No. 128 (SFAS #128) "Earnings {er Share." Basic loss per share reflects per share is computed by dividing lisses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would result if dilutive common stock equivalents had been converted to common stock. As of April 30, 2000, the Company had no dilutive common stock. Equivalents such as stock options.

Property and Equipment
Property and Equipment is stated at cost. Depreciation is recorded using the straight line method over the useful life of the asset of seven years.

Notes Receivable
Notes recevable represents a loan to either a director or an officer of the Company. The notes are unsecured and due on demand by the Compan. The notes bear an interest rate of 10% per annum.

NOTE 3- STOCKHOLDERS'EQUITY
The authorized common stock of the Company consists pf 50,000,000 shares with a par value of $0.001 per share. As of April 30, 2000, 490,459 shares of common stock were outstanding.

The Company has no stock options or stock warrants.

The Company has not authorized any perferred stock.

NOTE 4- INVESTMENTS
The company has various investments inventures that are accounted for by the cost method. The method of accounting is evaluated on a periodic basis for appropriatness based on the existing conditions and the Company's ability to exercise control. The Company has no investments that are accounted for by the equity method.